21860 Burbank Boulevard, Suite 300 South Woodland Hills, CA 91367 Tel: (818) 884-3737 www.brileyfin.com

June 3, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director
Lisa Kohl, Legal Branch Chief
Scott Anderegg, Attorney Adviser

Regarding:	B. Riley Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 22, 2015
File No. 333-203534
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Filed May 22, 2015
File No. 333-198814

Dear Ms. Ransom:

This letter is in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to B. Riley Financial, Inc. (the “Company”), dated June 2, 2015, with respect to the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (File No. 333-198814), filed by the Company on May 22, 2015 (the “Registration Statement Amendment”), and Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-203534), filed by the Company on May 22, 2015 (the “Universal Shelf”). For convenience, the text of the Staff’s comments appear below in boldface type, with the Company’s responses immediately below each comment in regular type. Capitalized terms used in the Company’s response and not defined herein have the meanings ascribed to them in the Registration Statement Amendment or Universal Shelf, as applicable.

Registration Statement Amendment and Universal Shelf:

We note your response to prior comment 1. Please provide us with additional detail regarding how you calculated that your non-affiliated stockholders had the power to vote or dispose of 6,047,329 shares of your common stock on March 12, 2015, as you state in your response. In doing so, please tell us which stockholders you have included as affiliates for the purpose of this calculation. Based on your amended Form 10-K filed on April 30, 2015, and the beneficial ownership chart on page 10 it appears that the number of shares held by non-affiliates is lower than 6,047,329.

1

Response:

The Company determined that it satisfies the registrant requirements set forth in Instruction I.B.1 of Form S-3. As further discussed below, as of March 12, 2015, the non-affiliates had, collectively, the power to vote or dispose of 6,047,329, shares of the Company’s common stock.

I.	Applicable Law

 Rule 405 (“Rule 405”) of the Securities Act of 1933 provides that an “affiliate” means “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” Rule 405 further provides that “control” means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

As Rule 405 does not establish a bright line test for ascertaining control, an assessment as to whether a person or entity is deemed to control an issuer involves a consideration of the specific facts and circumstances of a particular case.[1]

Serving as a director or significant officer has been considered a substantial factor in the analysis of determining whether a person has control.[2] Ten percent (10%) equity ownership in an issuer (the “10% Threshold”)[3] is also considered a substantial factor in the analysis of control. A finding of control based on equity ownership is more likely if coupled with additional indicia of control, such as the right to designate directors or executive officers or if share ownership is concentrated with the person in question. In this regard, actual control is not the sole determining factor, but rather the ability to control, whether or not exercised, is sufficient.

II.	Factual Background

Article 4.A of the Company’s Certificate of Incorporation, as amended[4] (“Certificate of Incorporation”) provides that the Company has one class of common stock (“Common Stock”) and one class of preferred stock (“Preferred Stock”). There are 16,301,940 shares of Common Stock issued and outstanding and no issued and outstanding shares of Preferred Stock.

Article 4.C.1 of the Certificate of Incorporation provides that “no stockholder of the [Company] shall be entitled to exercise any right of cumulative voting.”

As of March 12, 2015, Bryant R. Riley (“Riley”) owned 3,944,410 shares of Common Stock, which represents approximately 24.2% of the issued and outstanding shares of Common Stock.

1 See SEC Release No. 33-6253 (October 28, 1980).
2 See In re. Resources Corp. Int'l, Securities Act Rel. No. 2294, 7 S.E.C. 689, 1940 SEC LEXIS 344, at *53-55 (July 11, 1940).
3 American-Standard (SEC No-Action letter 1972), '72-'73 CCH Dec. P 79,071.
4 See Exhibit 3.1 to the Company's Registration Statement on Form S-4 (File No. 333-159644) declared effective by the Commission on July 17, 2009 and Exhibits 3.2 and 3.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 6, 2015.

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The Liverpool Limited Partnership (“Liverpool”) and Middleton International Limited (“Middleton” and together with Liverpool, the “Liverpool Group”) share common ownership.[5] As of March 12, 2015, (i) Liverpool had the power to vote or dispose of 807,180 shares of Common Stock, which represents approximately 4.95% of the issued and outstanding shares of Common Stock and (ii) Middleton had the power to vote or dispose of 1,499,270 shares of Common Stock, which represents approximately 9.20% of the issued and outstanding shares of Common Stock. Thus, the Liverpool Group had the power to vote or dispose of 2,306,450[6] shares of Common Stock representing approximately 14.15% of the issues and outstanding shares of Common Stock.

Dialectic Capital Management, LLC (“Dialectic Advisor”) is investment advisor to Dialectic Antithesis Partners LP (“DAP”), Dialectic Capital Partners LP (“DCP”) and Dialectic Offshore Ltd. (“DO” and together with DAP and DCP, “Dialectic Parties” and together with Dialectic Advisor “Dialectic”). Dialectic Advisor has the power to vote or dispose of Dialectic’s shares of Common Stock. [7] As of March 12, 2015, Dialectic had the power to vote or dispose of 831,935 shares of Common Stock (the “Dialectic Shares”), which represents approximately 5.10% of the issued and outstanding shares of Common Stock.

As of March 12, 2015, Nokomis Capital Master Fund LP (“Nokomis”) had the power to vote or dispose of 1,200,000 shares of Common Stock (the “Nokomis Shares”), which represents approximately 7.36% of the issued and outstanding shares of Common Stock.[8]

Lloyd I. Miller, III (“Lloyd Miller”) has the power to vote or dispose of the shares of Common Stock held by  MILFAM II LP (“MILFAM”), Lloyd Miller, Lloyd I. Miller Trust A-4 (“Miller Trust”), Marli B Miller Managed Custody (“Miller Custody”), Susan F. Miller (“Susan Miller” and together with MILFAM, Lloyd Miller, Miller Trust, Miller Custody, the “Miller Group”).[9] As of March 12, 2015, Miller Group had the power to vote or dispose of 2,207,420 shares of Common Stock (the “Miller Shares”), which represents approximately 13.54% of the issued and outstanding shares of Common Stock.

As of March 12, 2015: (i) Anthony Tang (“Tang”) had the power to vote or dispose of 600,000 shares of Common Stock; (ii) Robert L. Antin, the trustee of Robert & Patti Antin Living Trust (“Antin Trust”), had the power to vote or dispose of 200,000 shares of Common Stock; (iii) Robert D’Agostino (“D’Agostino”) had the power to vote or dispose of 75,000 shares of Common Stock; (iv) Richard Riley, the trustee of Riley Family Trust dtd 6/20/89 modified 4/29/94, 8/31/2000 and 1/25/07 (“Riley Trust”), had the power to vote or dispose of 200,000 shares of Common Stock; (v) Harvey Yellen (“Harvey Yellen”) had the power to vote or dispose of 264,000 shares of Common Stock; (vi) Brian Yellen (“Brian Yellen”) had the power to vote or dispose of 7,020 shares of Common Stock; (vii) Harold J. Bordwin (“Harold Bordwin”) had the power to vote or dispose of 15,000 shares of Common Stock; (viii) Matthew Bordwin (“Matthew Bordwin”) had the power to vote or dispose of 10,000 shares of Common Stock; (ix) Kathleen Wilson Baker (“Baker”) had the power to vote or dispose of 40,000 shares of Common Stock; and (x) other members of the public together (the “Public Owners” together with Tang, Antin Trust, D’Agostino, Riley Trust, Harvey Yellen, Brian Yellen, Harold Bordwin, Matthew Bordwin and Baker, the “Small Outsiders”) had the power to vote or dispose of 396,954 shares of Common Stock. On March 12, 2015, each of the Small Outsiders had the power to dispose of or vote 3.68% or less of the issued and outstanding Common Stock and none of the Small Outsiders, was an officer or director of the Company. Moreover, the Small Outsiders have not filed any statements of beneficial ownership with the Commission.

5 See Amendment No. 4 to Schedule 13D filed by Liverpool on July 25, 2014.
6 Id.
7 See Schedule 13G filed on February 17, 2015 by Dialectic Advisor (the "Dialectic 13G").
8 See Amendment No. 1 to Schedule 13G filed on February 13, 2015 by Nokomis Capital, L.L.C., an investment advisor to Nokomis (the "Nokomis 13G").
9 See Amendment No. 5 to Schedule 13G filed on February 5, 2015 by Lloyd Miller (the "Miller 13G").

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None of the Dialectic 13G, the Nokomis 13G nor the Miller 13G indicate that Dialectic, Nokomis, Miller Group (together with Dialectic and Nokomis, the “Major Outsiders”) or the Small Outsiders together constitute a group.

As of March 12, 2015, the Major Outsiders and the Small Outsiders (together the “Outsiders”) had, collectively, the power to vote or dispose of 6,047,329 shares of Common Stock.[10]

III.	Analysis
A.	Each of the Small Outsiders is Not an Affiliate of the Company
1.	Each of the Small Outsiders Does Not Have Control through Share Ownership

Each of the Small Outsiders’ ownership of voting equity is low in comparison to each of Riley, each of the Major Outsiders and the Liverpool Group such that Riley, each of the Major Outsiders and the Liverpool Group could prevail in any contest for control of the Company with each Small Outsider. There is no indication that the any of the Small Outsiders are part of a group.

The Company considers each of the Small Outsiders’ ownership as a percentage of the aggregate shares of Common Stock of the Company that are issued and outstanding low because Riley, each of the Major Outsiders and the Liverpool Group could vote against any Small Outsider’s favored outcome and thereby prevent it from passing. At the same time, the Certificate of Incorporation prohibits cumulative voting. Thus, no Small Outsider could vote all of its respective shares in favor of one director and thus increase the likelihood of electing its respective favored director. On this basis, none of the Small Outsiders’ shares of Common Stock represent more than 3.68% of the issued and outstanding voting equity of the Company and, in the context of a diffuse shareholder base, do not appear to suggest that any Small Outsider could exercise control.

In comparison, Riley, each of the Major Outsiders and the Liverpool Group each own a greater percentage of the outstanding voting securities of the Company than each of the Small Outsiders. Thus, Riley, each of the Major Outsiders and the Liverpool Group beneficially own more voting shares of Common Stock than each of the Small Outsiders. Accordingly, each of the Small Outsider’s stock ownership does not put such Small Outsider in a position to direct the business and affairs of the Company and, in any event, is well below the 10% Threshold.

10 Exhibit A sets forth a list of the Common Stock holdings of each Small Outsider and Major Outsider.

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2.	Each of the Small Outsiders Does Not Have Control through Board, Officer or Management Representation

No Small Outsider or a trustee, director, officer or employee of any Small Outsider currently serves as a director or officer of, nor holds any management position with, the Company.

3.	There Are No Other Indicia of Control

Each Small Outsider does not appear to possess any other indicia of control that would indicate that such Small Outsider is an “affiliate” of the Company. Specifically, (i) no Small Outsider nor any of its respective affiliates is a party to, nor beneficiary of, any agreement (written or oral) that grants to such Small Outsider the right to vote shares of the Common Stock or equivalents in which such Small Outsider does not hold beneficial or record ownership, and (ii) there is no contract, agreement, understanding or other arrangement (written or oral) between the Company and any Small Outsider (including the Investment Documents),[11] or each Small Outsider’s trustees, directors, officers or employees, the intent, purpose or effect of which is, or would be, to vest in such Small Outsider or any of such Small Outsider’s, trustees, directors, officers or employees, the power to direct or cause the direction of the management or policies of the Company.

B.	Dialectic Is Not an Affiliate of the Company
1.	Dialectic Does Not Have Control through Share Ownership

Dialectic’s ownership of voting equity is low in comparison to each of Riley, each of the other Major Outsiders and the Liverpool Group such that Riley, each of the other Major Outsiders and the Liverpool Group could prevail in any contest for control of the Company with Dialectic. There is no indication that Dialectic is part of a larger group which could challenge Riley.

The Company considers Dialectic’s ownership as a percentage of the aggregate shares of Common Stock of the Company that are issued and outstanding low because there are several other substantial shareholders which could vote against Dialectic’s favored outcome and thereby prevent it from passing. At the same time, the Certificate of Incorporation prohibits cumulative voting. Thus, Dialectic could not vote all of the Dialectic Shares in favor of one director and thus increase the likelihood of electing its favored director. On this basis, the Dialectic Shares recently represented only approximately 5.10% of the issued and outstanding voting equity of the Company and, in the context of a diffuse shareholder base, do not appear to suggest that Dialectic could exercise control.

11 For purposes hereof, the "Investment Documents" means: (i) the Securities Purchase Agreement, dated as of May 19, 2014, by and among the Company and the purchasers listed on Annex A thereto; and (ii) the Registration Rights Agreement, dated as of June 5, 2014, by and among the Company and the signatories thereto ("Registration Rights Agreement"). See Exhibits 10.1 and 10.2 to the Company's Form 8-K filed with the Commission on May 19, 2014.

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In comparison, Riley, each of the other Major Outsiders and the Liverpool Group each own a greater percentage of the outstanding voting securities of the Company than Dialectic. Thus, Riley, each of the other Major Outsiders and the Liverpool Group beneficially own more voting shares of Common Stock than Dialectic. Accordingly, Dialectic’s stock ownership does not put Dialectic in a position to direct the business and affairs of the Company and, in any event, is below the 10% Threshold.

Moreover, in electing to file the Dialectic 13G instead of a Schedule 13D, Dialectic indicates that it intends to be a passive investor, and does not intend to exert control.

2.	Dialectic Does Not Have Control through Board, Officer or Management Representation

No director, officer or employee of Dialectic currently serves or has served as a director or officer of, nor held any management position with, the Company.

3.	There Are No Other Indicia of Control

Dialectic does not appear to possess any other indicia of control that would indicate that Dialectic is an “affiliate” of the Company. Specifically, (i) neither Dialectic nor any of its affiliates is a party to, nor beneficiary of, any agreement (written or oral) that grants to Dialectic the right to vote shares of the Common Stock or equivalents in which Dialectic does not hold beneficial or record ownership, and (ii) there is no contract, agreement, understanding or other arrangement (written or oral) between the Company and Dialectic (including the Investment Documents), or any of Dialectic’s directors, officers or employees, the intent, purpose or effect of which is, or would be, to vest in Dialectic or any of Dialectic’s directors, officers or employees, the power to direct or cause the direction of the management or policies of the Company.

C.	Nokomis is Not an Affiliate of the Company
1.	Nokomis Does Not Have Control through Share Ownership

Nokomis’ ownership of voting equity is relatively low in comparison to each of Riley, Miller Group and the Liverpool Group such that Riley, Miller Group and the Liverpool Group could prevail in any contest for control of the Company with Nokomis. There is no indication that Nokomis is part of a group which could challenge Riley.

The Company considers Nokomis’ ownership as a percentage of the aggregate shares of Common Stock of the Company that are issued and outstanding low because there are several other substantial shareholders which could vote against Nokomis’ favored outcome and thereby prevent it from passing. At the same time, the Certificate of Incorporation prohibits cumulative voting. Thus, Nokomis could not vote all of the Nokomis Shares in favor of one director and thus increase the likelihood of electing its favored director. On this basis, the Nokomis Shares recently represented only approximately 7.36% of the issued and outstanding voting equity of the Company and, in the context of a diffuse shareholder base, do not appear to suggest that Dialectic could exercise control.

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In comparison, Riley, Miller Group and the Liverpool Group each own a greater percentage of the outstanding voting securities of the Company than Nokomis. Thus, Riley, Miller Group and the Liverpool Group beneficially own more voting shares of Common Stock than Nokomis. Accordingly, Nokomis’s stock ownership does not put Nokomis in a position to direct the business and affairs of the Company and, in any event, is below the 10% Threshold.

Moreover, in electing to file the Nokomis 13G instead of a Schedule 13D, Nokomis indicates that it intends to be a passive investor, and does not intend to exert control.

2.	Nokomis Does Not Have Control through Board, Officer or Management Representation

No director, officer or employee of Nokomis currently serves or has served as a director or officer of, nor held any management position with, the Company.

3.	There Are No Other Indicia of Control

Nokomis does not appear to possess any other indicia of control that would indicate that Nokomis is an “affiliate” of the Company. Specifically, (i) neither Nokomis nor any of its affiliates is a party to, nor beneficiary of, any agreement (written or oral) that grants to Nokomis the right to vote shares of the Common Stock or equivalents in which Nokomis does not hold beneficial or record ownership, and (ii) there is no contract, agreement, understanding or other arrangement (written or oral) between the Company and Nokomis (including the Investment Documents), or any of Nokomis’s directors, officers or employees, the intent, purpose or effect of which is, or would be, to vest in Nokomis or any of Nokomis’ directors, officers or employees, the power to direct or cause the direction of the management or policies of the Company.

D.	Miller Group Is Not an Affiliate of the Company
1.	Miller Group Does Not Have Control through Share Ownership

Miller Group’s ownership of voting equity is low in comparison to each of Riley and the Liverpool Group such that Riley and the Liverpool Group could prevail in any contest for control of the Company with Miller Group. There is no indication that Miller Group is part of a larger group which could challenge Riley.

The Company considers Miller Group’s ownership as a percentage of the aggregate shares of Common Stock of the Company that are issued and outstanding low because there are several other substantial shareholders which could vote against Miller Group’s favored outcome and thereby prevent it from passing. At the same time, the Certificate of Incorporation prohibits cumulative voting. Thus, Miller Group could not vote all of the Miller Shares in favor of one director and thus increase the likelihood of electing its favored director. On this basis, the Miller Shares recently represented only approximately 13.54% of the issued and outstanding voting equity of the Company and, in the context of a diffuse shareholder base, do not appear to suggest that Miller Group could exercise control.

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In comparison, Riley and the Liverpool Group each own a greater percentage of the outstanding voting securities of the Company than Miller Group. Thus, Riley and the Liverpool Group beneficially own more voting shares of Common Stock than Miller Group. Accordingly, Miller Group’s stock ownership does not put Miller Group in a position to direct the business and affairs of the Company.

Moreover, in electing to file the Miller 13G instead of a Schedule 13D, Miller Group indicates that it intends to be a passive investor, and does not intend to exert control.

2.	Miller Group Does Not Have Control through Board, Officer or Management Representation

No director, officer or employee of Miller Group currently serves or has served as a director or officer of, nor held any management position with the Company.

3.	There Are No Other Indicia of Control

Miller Group does not appear to possess any other indicia of control that would indicate that Miller Group is an “affiliate” of the Company. Specifically, (i) neither Miller Group nor any of its affiliates is a party to, nor beneficiary of, any agreement (written or oral) that grants to Miller Group the right to vote shares of the Common Stock or equivalents in which Miller Group does not hold beneficial or record ownership, and (ii) there is no contract, agreement, understanding or other arrangement (written or oral) between the Company and Miller Group (including the Investment Documents), or any of Miller Group’s directors, officers or employees, the intent, purpose or effect of which is, or would be, to vest in Miller Group or any of Miller Group’s directors, officers or employees, the power to direct or cause the direction of the management or policies of the Company.

IV.	Conclusion

Based upon the foregoing, the Company reasonably concluded that the Outsiders are not “affiliates” of the Company within the meaning of Rule 405. The Outsiders have, collectively, the power to vote or dispose of 6,047,329 shares of Common Stock. Thus, the Company satisfied the requirements for use of Form S-3 set forth in Instruction I.B.1 of Form S-3 in connection with the Registration Statement Amendment and the Universal Shelf. For all of the reasons set forth above, the Company believes that it may use Form S-3 for the Registration Statement Amendment and the Universal Shelf.

* * * * * * *

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We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. Please direct any comments or inquiries regarding the foregoing to me at (818) 746-9194 or pahn@greatamerican.com or to Scott Stanton at (858) 720-5141 or SStanton@mofo.com.

Very truly yours,

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Chief Financial Officer and Chief Operating Officer

cc: Scott M. Stanton, Esq., Morrison & Foerster LLP

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21860 Burbank Boulevard, Suite 300 South Woodland Hills, CA 91367 Tel: (818) 884-3737 www.brileyfin.com

Exhibit A

Common Stockholder	No. of Shares
Major Outsiders
Dialectic	831,935
Nokomis	1,200,000
Miller Group	2,207,420
Small Outsiders
Tang	600,000
Antin Trust	200,000
D’Agostino	75,000
Riley Trust	200,000
Harvey Yellen	264,000
Brian Yellen	7,020
Harold Bordwin	15,000
Matthew Bordwin	10,000
Baker	40,000
Public Owners	396,954
Total	6,047,329

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